United States Securities and Exchange Commission
Washington, D.C. 20549

Division of Corporation Finance
Office of Manufacturing

March 20, 2023

RE:	Accel Liquid Gels, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2022 Filed September 13, 2022 File No. 333-258166

Dear Office of Manufacturing:

I am Keith N. Hamilton, independent counsel representing Accel Liquid Gels, Inc. (“Accel”). This letter on its behalf is in direct response to your March 6, 2023 letter asking for responses to comments raised in that letter, and Accel provides the following response:

Form 10-K for the Fiscal Year Ended May 31, 2022

General

1.	Accel’s auditors are finished reviewing the 10-Qs for August 31, 2022 and November 30, 2022 and will be sending those out shortly.

Report of Independent Registered Public Accounting Firm, page 18

2.	The filing will be amended to include the audit report of other auditors for the fiscal year end May 31, 2021.

Notes to the Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Related Parties, page 28.

3.

The disclosure in Note 2 to the Financial Statements characterizing the $101,938 as a loan payment from Accel to its Chief Executive Officer was in error. The $101,938 was a return of capital initially made to the Company by the CEO. This error will be corrected and will reflect the correct classification of the disposition of the $101,938. The disclosure in Note 2 to the Financial Statements will be addressed with an amended 10K (10K/A) being filed by the Company.

On behalf of the Company, thank you for bringing the above concerns to its attention, as its goal is always to provide your office with accurate and adequate disclosures and reporting.  Please do not hesitate to contact me on the Company’s behalf should you require any further information or assistance.

Respectfully,

Keith N. Hamilton

Accel Liquid Gels, Inc., 5308 Cygnus Hill Cove, Salt Lake City Utah 84081
Phone: (801) 518-9500 / Email: info@accelliquidgels.com
Website: www.AccelLiquidGels.com